UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

General Moly, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

370373102

(CUSIP Number)

Bruce D. Hansen

1726 Cole Blvd., Suite 115

Lakewood, CO 80401

Tel: (303) 928-8599

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 370373102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Bruce D. Hansen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 14,721,590

	8	Shared Voting Power 0

	9	Sole Dispositive Power 14,721,590

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,721,590

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.99% (1)

14	Type of Reporting Person IN

(1)         Based on 138,220,332 shares of Common Stock of the Issuer outstanding as of August 5, 2019.

SCHEDULE 13D

CUSIP No. 370373102

Item 1.	Security and Issuer.

This Amendment No. 1 amends the statement on Schedule 13D filed on October 24, 2018 (the “Schedule 13D”), by Bruce D. Hansen (the “Reporting Person”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of General Moly, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

As of the date of this filing, the Reporting Person beneficially owns a total of 14,721,590 shares of Common Stock (the “Shares”), including up to 750,000 shares issuable upon conversion of convertible senior promissory notes held by the Reporting Person, 2,962,960 shares issuable upon conversion of Series A Preferred Stock of the Issuer, 1,800,000 shares issuable upon conversion of Series B Preferred Stock of the Issuer, and an aggregate of 3,500,000 shares issuable upon exercise of common stock purchase warrants held by the Reporting Person.  The Shares were acquired using personal funds of the Reporting Person or through equity incentive grants made by the Issuer to the Reporting Person in connection with the Reporting Person’s employment as an executive officer of the Issuer.

No borrowed funds were used to purchase any of the Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)                                As of the date of this filing, the Reporting Person beneficially owns an aggregate of 14,721,590 Shares, representing approximately 9.99% of the outstanding Common Stock of the Issuer, including:

(i)                                   5,708,630 Shares held directly;

(ii)                                up to 750,000 Shares issuable upon conversion of senior convertible promissory notes having a conversion price equal to 80% of the greater of (x) the average volume weighted average price for the 30 business day period ending on the business day prior to the date of the conversion, or (y) the average volume weighted average price for the 30 business day period ending on the original issuance date of the note, provided that the conversion price may not less than $0.32;

(iii)                             2,962,960 Shares issuable upon conversion of 8,000 shares of Series A Preferred Stock at a rate of 370.37 shares of Common Stock per share of Series A Preferred Stock;

(iv)                              1,800,000 Shares issuable upon conversion of 3,600 shares of Series B Preferred Stock at a rate of 500 shares of Common Stock per share of Series B Preferred Stock;

SCHEDULE 13D

CUSIP No. 370373102

(v)                                 1,500,000 Shares issuable upon exercise of common stock purchase warrants having an exercise price of $1.00 per share; and

(vi)                            2,000,000 Shares issuable upon exercise of common stock purchase warrants having an exercise price of $0.35 per share.

For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on 138,220,332 shares of Common Stock outstanding as of August 5, 2019.

(b)                                The Reporting Person holds sole voting power and sole dispositive power with respect to the Shares.

(c)                                  Except as set forth below, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person:

On August 5, 2019, the Issuer agreed to issue 4,000 shares of Series B Preferred Stock in a private placement at an offering price of $100.00 per share.  The Reporting Person purchased 3,600 shares of Series B Preferred Stock for a total purchase price of $360,000.  The offering closed on August 7, 2019.

(d)                                To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)                                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, except for the senior convertible promissory notes and common stock purchase warrants mentioned elsewhere in this document, the equity incentive agreements entered pursuant to the Issuer’s General Moly, Inc. 2006 Equity Incentive Plan, as Amended and Restated, and the Securities Purchase Agreements listed under Item 7 below.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1                                               Securities Purchase Agreement dated effective March 21, 2019, by and among General Moly, Inc. and each of the persons whose names are set forth on the Schedule of Investors attached thereto as Exhibit A (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 28, 2019 and incorporated by reference).

SCHEDULE 13D

CUSIP No. 370373102

Exhibit 2                                               Securities Purchase Agreement dated effective August 5, 2019, by and among General Moly, Inc. and each of the persons whose names are set forth on the Schedule of Investors attached thereto as Exhibit A (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 7, 2019 and incorporated by reference).

SCHEDULE 13D

CUSIP No. 370373102

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 2019

/s/ Bruce D. Hansen
Bruce D. Hansen